Exhibit 99.2

Operating and Financial Review and Prospects

INTERIM RESULTS FOR THE SIX MONTHS ENDED MARCH 31, 2025 AND 2024

The following sets out the Operating and Financial Review and Prospects with respect to the financial position and result of operations for the six months ending March 31, 2025 and 2024, of Golden Sun Health Technology Group Limited (the “Company”, “we”, “our” or “us”). You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated financial statements and the related notes. This discussion contains forward-looking statements that involve risks and uncertainties. All statements contained in this report other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Risk Factors” section included in our annual report on Form 20-F for the fiscal year ended September 30, 2024, filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 14, 2025 (the “Annual Report”). Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this report may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

Overview

We are an exempted company incorporated in the Cayman Islands that serves as a holding company with no material operations of our own. As a holding company, we conduct operations in the People’s Republic of China (“China” or “PRC”) through our operating subsidiaries which are incorporated in the PRC. We are a provider of non-English foreign language tutorial services, with a primary focus on the Spanish language, in China. Established in 1997 and headquartered in Shanghai, China, we have over twenty years of experience providing educational services that focus on the development of each of our student’s strengths and potential, and the promotion of life-long skills and interests in learning. We initiated a strategic expansion and transition into the wellness industry and the e-commerce space in China in 2023. Our new business initiatives aim to establish our own wellness brands and develop an e-commerce platform to promote and sell wellness products. In fiscal year ended September 30, 2024, we further expanded our operations by entering into the cultural tourism industry.

On July 6, 2025, our PRC subsidiary, Zhejiang Golden Sun Education Technology Group Co., Ltd. (“Golden Sun Wenzhou” or “WFOE”), signed an agreement with a third party to sell 100% equity interests of its wholly-owned subsidiary, Shanghai Golden Sun Gongyu Education Technology Co., Ltd. (“Gongyu Education”), and its subsidiaries (together the “Target companies”), comprised of (i) Shanghai Xianjin Technology Development Co., Ltd. (“Xianjin Technology”), a 85% subsidiary of Gongyu Education; (ii) Shanghai Zhouzhi Culture Development Co., Ltd. (“Zhouzhi Culture”), a 100% subsidiary of Gongyu Education; (iii) Shanghai Jinheyu Biotechnology Co., Ltd. (“Shanghai Jinheyu”), a 51% subsidiary of Gongyu Education; (iv) Hangzhou Jicai Education Technology Co. Ltd. (“Hangzhou Jicai”), a 100% subsidiary of Zhouzhi Culture; (v) Shanghai Qinshang Education Technology Co., Ltd. (“Qinshang Education”), a 100% subsidiary of Zhouzhi Culture; and (vi) Shanghai Hongkou Practical Foreign Language Tutorial School (“Hongkou Tutorial”), a 90% subsidiary of Xianjin Technology, for a total consideration of approximately $0.7 million (RMB5.0 million). The transaction was closed on July 21, 2025. The Company determined that the disposal met the criteria to be classified as a discontinued operation; therefore, the related operations were presented and disclosed as discontinued operations. Accordingly, assets, liabilities, revenues and expenses and cash flows related to the disposal have been retroactively reclassified in the unaudited condensed consolidated financial statements as discontinued operations for all periods presented.

Revenues from our continuing operations in the six months ended March 31, 2025 increased by approximately $15.2 million, or 1,072%, to approximately $16.6 million from approximately $1.4 million in the same period of fiscal year 2024, primarily attributable to the increased revenue from e-commerce segment, as we further expanded our operations on e-commerce since late 2023. Net loss in the six months ended March 31, 2025 increased by approximately $3.1 million, or 171%, to approximately $4.9 million from approximately $1.8 million in the same period of fiscal year 2024, primarily attributable to the unrealized loss from change in fair value of convertible notes and warrants liabilities.

Factors Affecting Our Results of Operations

We believe the most significant factors that affect our business and results of operations include the following:

●	The number of students enrolled is largely driven by the demand for our tutorial programs, our reputation and brand recognition and our ability to improve the variety and quality of the programs we offer.

●	Pricing of our tuition fees is affected by the tuition policy set by the PRC local governments at different levels. Article 38 of the Law for Promoting Private Education stipulates that the items and rates of fees to be charged by private schools shall be determined based on the cost of running a school, market demands and other relevant factors, and must be made available to the public. Tuition and fee rates for private schools are subject to supervision by the relevant authorities. Provincial governments, autonomous regions governments and centrally-administered municipalities set guidelines on fees for not-for-profit schools. The tuition criteria of for-profit private schools are subject to market conditions and shall be determined by the schools themselves. Currently, fees for our not-for-profit schools are determined by the school and filed with the relevant authorities for its supervision, while fees for our for-profit schools are primarily based on demand for our courses, the targeted market for our courses and fees charged by our competitors for the same or similar courses.

●	Our ability to manage our cost of revenues directly affects our profitability. Our cost of revenues mainly consists of labor costs, which are compensation for our teachers and educational staff, student-related costs, depreciation expenses and lease payment for our schools and tutorial centers.

●	In March 2023, we started implementing a strategic transition to expand into the wellness and e-commerce industry in China. In late 2023, we entered the e-commerce industry. Our ability to execute the new growth strategy will affect our future results.

Risks and Uncertainties

Substantially all of our operations are conducted in China through our PRC subsidiaries. Accordingly, our business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. Our results may be adversely affected by changes in the political, regulatory, and social conditions in the PRC. While we believe that the Company is in compliance with existing laws and regulations, this compliance may not be indicative of future results. Additionally, our business, financial condition, and results of operations may be negatively impacted by various risks including, but not limited to, regional wars, geopolitical tensions, natural disasters, extreme weather conditions, health epidemics, and other catastrophic incidents. These events could potentially and significantly disrupt our operations. Management continuously monitors these risks and uncertainties and strives to mitigate their potential impact through strategic planning and operational adjustments.

Results of Operations

For the six months ended March 31, 2025 and 2024

Revenue

The following table sets forth the breakdown of our revenue from continuing operations    for the periods presented:

	For the six months ended March 31,
	2025		2024		Amount	%
Revenue by type	Amount	% of total revenue	Amount	% of total revenue	Increase (Decrease)	Increase (Decrease)
Tutorial services	$832,536	5%	1,138,999	81%	$(306,463)	(27)%
Logistic, consulting services and others	138,768	1%	259,886	18%	(121,118)	(47)%
E-commerce services	15,597,890	94%	14,605	1%	15,583,285	106,700%
Total revenue	$16,569,194	100%	$1,413,490	100%	$15,155,704	1,072%

Revenue from our continuing operations increased by approximately $15.2 million, or 1,072%, to approximately $16.6 million in the six months ended March 31, 2025, from approximately $1.4 million in the same period of fiscal 2024. The increase in revenue was mainly due to an increase of approximately $15.6 million from e-commerce segment offset by a decrease of approximately $0.4 million from education segment in the six months ended March 31, 2025, as a result of expanding of e-commerce segment.

Education segment

Tutorial services

Our tutorial services revenue from our continuing operations in the six months ended March 31, 2025 decreased by approximately $0.3 million, or 27%, to approximately $0.8 million from approximately $1.1 million in the same period of fiscal year 2024. The decrease was primarily attributable to the significant decline in student enrollments in our tutorial programs, which decreased from 505 students in the six months ended March 31, 2024 to 369 students in the same period of 2025. Our average revenue recognized per student in the six months ended March 31, 2025 was $2,256 consistent with average revenue per student of $2,255 in the same period of fiscal year 2024.

Logistic and consulting services and others

Our logistic, consulting services and others revenue from our continuing operations decreased by approximately $0.1 million, or 47%, to approximately $0.1 million from approximately $0.3 million in the same period of fiscal year 2024. The decrease was mainly due to a decrease in our consulting and catering services offered to our affiliated schools, mainly as a result of the decreased demand for such services.

E-commerce segment

Beginning in November 2023, we started providing e-commerce service and related products on e-commerce platforms. Our e-commerce services revenue from our continuing operations in the six months ended March 31, 2025 significantly increased by approximately $15.6 million to approximately $15.6 million from approximately $0.01 million in the same period of fiscal year 2024. Beginning in November 2023, we started providing e-commerce services and selling related products on e-commerce platforms, we expect the revenue from e-commerce will continue to increase.

Cost of Revenues

Cost of revenues from our continuing operations increased by approximately $15.3 million, or 2,337%, to approximately $16.0 million in the six months ended March 31, 2025, from approximately $0.7 million in the same period of fiscal year 2024. The increase was mainly due to an increase of approximately $15.3 million cost of revenue from e-commerce segment, which was in line with the corresponding increase in revenue generated from this segment.

Gross profit

Gross profit from our continuing operations decreased by approximately $0.2 million, or 21%, to approximately $0.6 million in the six months ended March 31, 2025, from approximately $0.8 in the same period of fiscal year 2024. The decrease was primarily due to a decrease in revenue from education segment as a result of lower student enrollments and low gross margin from e-commerce segment. Gross margin decreased to 4% in the six months ended March 31, 2025 from 54% in the same period of fiscal year 2024 due to the fact that e-commerce segment had a lower gross margin during our expansion period and it accounted for approximately 94% of our total revenue in the six months ended March 31, 2025.

Operating Expenses

	For the six months ended March 31,
	2025		2024		Amount	%
	Amount	% of revenue	Amount	% of revenue	Increase (Decrease)	Increase (Decrease)
Selling expenses	$57,450	-%	$55,312	4%	$2,138	4%
General and administrative expenses	1,744,110	11%	1,418,300	100%	325,810	23%
Total	$1,801,560	11%	$1,473,612	104%	$327,948	22%

Total operating expenses from our continuing operations increased by approximately $0.3 million, or 22%, to approximately $1.8 million in the six months ended March 31, 2025, from approximately $1.5 million in the same period of fiscal year 2024. The increase was mainly due to an increase in general and administrative expenses as a result of higher consulting fees and employee salaries as compared to the same period of fiscal year 2024.

Selling expenses

Selling expenses from our continuing operations was approximately $0.1 million for each of the six months ended March 31, 2025 and 2024.

General and administrative expenses

General and administrative expenses from our continuing operations in the six months ended March 31, 2025 increased by approximately $0.3 million, or 23%, to approximately $1.7 million from approximately $1.4 million in the same period of fiscal year 2024. As a percentage of revenues, general and administrative expenses represented approximately 11% and 100% of revenues for the six months ended March 31, 2025 and 2024, respectively. The increase of general and administrative expenses was primarily due to higher consulting fees and employee salaries in the six months ended March 31, 2025.

Change in fair value of convertible notes

Change in fair value of convertible notes from our continuing operations in the six months ended March 31, 2025 and 2024 amounted to a loss of approximately $2.7 million and nil, respectively. The convertible notes are measured to fair value at the end of each reporting period.

Change in fair value of warrants liabilities

Change in fair value of warrants liabilities from our continuing operations in the six months ended March 31, 2025 and 2024 amounted to a loss of approximately $1.6 million and nil, respectively. The fair value of the Company’s warrants derivative liabilities assumed are re-measured to its fair value at the end of each reporting period.

Loss before income taxes

Loss before income tax from our continuing operations increased by approximately $4.9 million, or 493%, to approximately $5.9 million in the six months ended March 31, 2025, from approximately $1.0 million in the same period of fiscal year 2024. The increase in losses before income taxes was primarily attributable to unrealized loss from change in fair value of convertible notes and warrants liabilities, as stated above.

Provision for income taxes

Income tax provision from our continuing operations amounted to nil and approximately $0.1 million in the six months ended March 31, 2025 and 2024.

Net loss

Our net loss from continuing operations increased by approximately $4.8 million, or 436%, to approximately $5.9 million in the six months ended March 31, 2025, from approximately $1.1 million in the same period of fiscal year 2024, due to the above mention reasons.

Net income from discontinued operations in the six months ended March 31, 2025 was $1.0 million as compared to a net loss from discontinued operations of approximately $0.7 million in the six months ended March 31, 2024.

Net loss in the six months ended March 31, 2025 increased by approximately $3.1 million, or 171%, to approximately $4.9 million from $1.8 million in the same period of fiscal year 2024. The increase was primarily due to an increase of approximately $4.8 million in net loss from continuing operations, offset by an approximately $1.7 million turnaround to net income from discontinued operations.

Liquidity and Capital Resources

For the six months ended March 31, 2025, the Company incurred a net loss of approximately $4.9 million from continuing operations and used net cash of approximately $7.5 million in operating activities from continuing operations. As of March 31, 2025, the Company has an accumulated deficit of approximately $23.3 million and working capital deficit of approximately $3.2 million, respectively. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

In assessing liquidity, we monitor     and analyze cash on-hand, our ability to generate sufficient revenue sources in the future, and our operating and capital expenditure commitments. In the six months ended March 31, 2025, our revenue from continuing operations increased by approximately $15.2 million to approximately $16.6 million from approximately $1.4 million in six months ended March 31, 2024. Our net loss from continuing operations increased by approximately $4.8 million, or 436%, to approximately $5.9 million in the six months ended March 31, 2025, from approximately $1.1 million in the same period of fiscal year 2024. We previously funded our working capital needs primarily from the IPO proceeds, operations, bank loans, convertible note financing and advances from shareholders, and we intend to continue doing so in the near future.

We currently plan to fund our operations mainly through cash flow from its operations, renewal of bank borrowings, and support from controlling shareholders, if necessary, to ensure sufficient working capital. As of March 31, 2025, deferred revenue included in current liabilities amounted to approximately $4.2 million, which will be recognized as revenue in the next fiscal year when the services are provided. As of March 31, 2025, we had short-term bank loans and long-term bank loans in aggregate of approximately $2.2 million and approximately $1.0 million, respectively. We expect to obtain new bank loans or renew existing bank loans upon maturity based on past experience and our good credit history. As of March 31, 2025, we had convertible notes with fair value of approximately $5.9 million which will be converted into the Company’s Class A ordinary shares upon exercise of the conversion rights by the note holders. Management is evaluating different strategies to obtain the required additional funding for future operations. These strategies may include, but are not limited to, additional funding from current or new investors, officers and directors, debt financing and optimization of costs. The principal shareholder of the Company has made pledges to provide financial support to us whenever necessary. We believe that our working capital will be sufficient to fund our operations over at least the next 12 months from the date of this report. However, we may need additional cash resources in the future if we experience changed business conditions or other developments, and may also need additional cash resources in the future if the we wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If it is determined that the cash requirements exceed our amounts of cash on hand, the Group may seek to issue debt or equity securities or obtain a credit facility.

Subsequent to March 31, 2025, the Company entered into a loan agreement with Zhejiang Wenzhou Luchegn Rural Commercial Bank (“Lucheng RCB”) to obtain a loan of approximately $0.4 million (RMB3.0 million) for a term of one year at a fixed annual interest rate of 4.8%. CEO and his spouse provided personal guaranty for the repayment of the loan.

Cash flows

For the six months ended March 31, 2025 and 2024

The following table sets forth a summary of our cash flows for the periods indicated:

	For the six months ended March 31,
	2025	2024
Net cash used in continuing operations	$(7,536,089)	(1,957,531)
Net cash used in discontinued operations	(982,001)	(690,396)
Net cash used in operating activities	(8,518,090)	(2,647,927)
Net cash used in continuing operations	(39,609)	(1,865,519)
Net cash used in discontinued operations	-	(7,305)
Net cash used in investing activities	(39,609)	(1,872,824)
Net cash (used in) provided by continuing operations	5,984,424	(48,335)
Net cash provided by discontinued operations	1,876,288	85,139
Net cash provided by investing activities	7,860,712	36,804
Effect of exchange rate changes on cash and cash equivalents	150,743	18,320
Net decrease in cash and cash equivalents	(546,244)	(4,465,627)
Cash, cash equivalents and restricted cash, beginning of period	839,622	6,552,708
Cash, cash equivalents and restricted cash, end of period	$293,378	2,087,081

Operating Activities

Net cash used in operating activities was approximately $8.5 million in the six months ended March 31, 2025. Net cash used in continuing operating activities in the six months ended March 31, 2025 mainly consisted of a net loss from continuing operations of approximately $5.9 million, adjustments of approximately $4.4 million non-cash items, an increase of approximately $8.3 million in prepayments and other assets and cash used in operating activities from discontinued operations of approximately $1.0 million, offset by an increase of approximately $1.6 million in deferred revenue approximately $1.3 million in accounts payable.

Net cash used in operating activities was approximately $2.7 million in the six months ended March 31, 2024. Net cash used in continuing operating activities in the six months ended March 31, 2024 mainly consisted of a net loss from continuing operation of $1.1 million, adjustments of approximately $0.1 million for non-cash items, a decrease of approximately $0.8 million in deferred revenue and cash used in operating activities from discontinued operations of approximately $0.7 million.

Investing Activities

Net cash used in investing activities was approximately $0.04 million in the six months ended March 31, 2025, which mainly consisted of approximately $0.04 million paid for long-term investments.

Net cash used in investing activities was approximately $1.9 million in the six months ended March 31, 2024, which mainly consisted of approximately $1.7 million prepayment for acquisition and approximately $0.1 million paid for long term investments.

Financing Activities

Net cash provided by financing activities was approximately $7.9 million in the six months ended March 31, 2025. Net cash provided by continuing financing activities primarily included proceeds from convertible notes and warrants of approximately $5.0 million and net proceeds from a related party of approximately $1.1 million and cash provided by financing activities from discontinued operations of approximately $1.9 million.

Net cash provided by financing activities was approximately $0.04 million in the six months ended March 31, 2024. Net cash used in continuing financing activities primarily included repayment to related party of approximately $0.05 million, offset by net cash provided by financing activities from discontinued operations of approximately $0.09 million.

Capital Expenditures

Our capital expenditures were immaterial for the six months ended March 31, 2025 and 2024.

Contractual Obligations

We had various outstanding bank loans of approximately $3.2 million and $3.3 million as of March 31, 2025 and September 30, 2024, respectively. We have also entered into non-cancellable operating lease agreements for several offices and operating facilities. The lease terms extend through 2029.

The following table sets forth our contractual obligations and commercial commitments as of March 31, 2025:

	Payment Due by Period
	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
Operating lease arrangements	$384,285	$121,571	$195,534	$67,180	$-
Bank loans	3,155,705	2,191,079	964,626	-	-
Total	$3,539,990	$2,312,650	$1,160,160	$67,180	$-

Off-Balance Sheet Arrangements

We have entered into certain off-balance sheet financial guarantees related to the borrowings of related parties.

Prior to the disposition of Xianjin Technology and Qinshang Education on July 21, 2025, Xianjin Technology and Qinshang Education provided guarantee for personal bank borrowings in aggregated of approximately $1.9 million (RMB13.5 million) made by Mr. Liming Xu, a director of the Company, and by Mr. Zhou Shen, a Head of Qinshang Education and Zhouzhi Culture for the periods ranging from June 21, 2023 to May 10, 2033. As of March 31, 2025, we have not recorded any guarantee liabilities related to these agreements, as there are no indications of default by the related parties. However, these commitments represent potential obligations that could result in liabilities if the related parties fail to meet their payment obligations.

We do not have any other off-balance arrangement as of March 31, 2025.

Impact of Inflation

We do not believe the impact of inflation on our Company is material. Our operations are in China and China’s inflation rates have been relatively stable in the last three years: being approximately 0.2% in 2023 and 0.2% in 2024 and down to 0.1% for the three months ended March 31, 2025.

Critical Accounting Estimates

In preparing the unaudited condensed consolidated financial statements, we have made estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Accounting estimates are deemed critical if they involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on our financial condition or results of operations. No critical accounting estimate was identified in the preparation of our unaudited condensed consolidated financial statements. A summary of our significant accounting policies which are important to the portrayal of our financial condition and results of operations is set forth in Note 2 to our unaudited condensed consolidated financial statements included elsewhere in this filing.